Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-198576

March 23, 2016

iStar Inc.

Pricing Term Sheet

$275,000,000 6.50% Senior Notes due 2021

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated March 23, 2016 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

6.50% Senior Notes due 2021

Issuer:	iStar Inc.

Title of Security:	6.50% Senior Notes due 2021

Ranking:	Senior unsecured notes

Size:	$275,000,000

Gross proceeds:	$275,000,000

Net proceeds (before expenses):	$271,562,500

Maturity:	July 1, 2021

Coupon:	6.50%

Public offering price:	100.000%, plus accrued and unpaid interest from March 29, 2016

Yield to maturity:	6.50%

Spread to Benchmark Treasury:	+514 basis points

Benchmark Treasury:	UST 1.125% due 2/28/2021

Interest Payment Dates:	Semi-annually on January 1 and July 1, commencing July 1, 2016

Record Dates:	December 15 and June 15

Equity Clawback:	Up to 35% at 106.5% prior to July 1, 2018

Optional Redemption:	Make-whole call @ T+50 bps prior to July 1, 2018

	On or after:	Price:
	July 1, 2018	103.250%
	July 1, 2019	101.625%
	July 1, 2020 and thereafter	100.000%

Change of Control Triggering Event:

If a Change of Control Triggering Event occurs, each holder will have the right to require that the company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	March 23, 2016

Settlement Date:	T+3; March 29, 2016

Distribution:	SEC registered

CUSIP:	45031U BY6

ISIN:	US45031UBY64

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC

Use of Proceeds:

The company will use the net proceeds from the offering to redeem and repay in full the approximately $265 million aggregate principal amount outstanding of its 3.875% Senior Notes due July 2016, repay a portion of the indebtedness outstanding under the 2015 Revolving Credit Agreement and pay related expenses

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

J.P. Morgan Securities LLC	1-800-245-8812 (toll free)

Barclays Capital Inc.	1-888-603-5847 (toll free)

BofA Merrill Lynch	1-800-294-1322 (toll free)

Wells Fargo Securities, LLC	1-800-645-3751 (toll free)

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